February 15, 2022

Mr. Paul Evers, Co-Founder and CEO
Riff LLC
494 SW Veterans Way, Suite 7
Redmond, OR 97756

Certified Carbon*free*® Product Registration Confirmation

This letter will serve to confirm that the Boo-yah Berry, Get-It Guava and Pick-It-Up-Pomegranate beverage products have been registered in Carbonfund.org's Certified Carbon*free*® Products Program, and as such, will be rendered carbon neutral products and eligible for the Amazon Climate Pledge Friendly badge.

The terms of the Certified Carbon*free*® Product Registration are outlined in the Program Agreement signed by Riff LLC and Carbonfund.org Foundation, Inc. effective February 4, 2022.

Best regards,

Linda G. Kelly
Senior Vice President of Programs & Partnerships

Carbonfund.org Foundation, 853 Main Street, East Aurora, NY 14052
www.carbonfund.org | info@carbonfund.org | Tel: 240-247-0630 | EIN: 20-0231609